March 12, 2020

Daryl J. Carter
President and Chief Executive Officer
Aspire Real Estate Investors, Inc.
1920 Main Street, Suite 150
Irvine, California 92614

       Re: Aspire Real Estate Investors, Inc.
           Draft Registration Statement on Form S-11
           Filed February 14, 2020
           CIK No. 0001800491

Dear Mr. Carter:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form S-11 filed February 14, 2020

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Our Acquisition Pipeline, page 6

2. Please provide a brief description of the properties in your acquisition pipeline for which you have entered into non-binding letters of intent.
 Daryl J. Carter
FirstName LastNameDaryl J. Inc.
Aspire Real Estate Investors, Carter
Comapany2020
March 12, NameAspire Real Estate Investors, Inc.
March 12, 2020 Page 2
Page 2
FirstName LastName
Our Formation and Operating Structure, page 25

3. Please revise the graphic on page 26 to provide approximate percentages for the public stockholders and the members of management and affiliates. Additional Activities of Our Manager; Allocation of Investment Opportunities; Conflicts of
Interest, page 31

4. We note the statement on page 32 that you will have "priority allocation of all investment opportunities" located in certain Opportunity Zones. Please advise us where this provision will be located and whether it could be waived or revised at any time without stockholder consent.
Capitalization, page 79

5. Please revise to include mortgage notes payable, net in your total capitalization.
Management's Discussion and Analysis, page 84

6. Please revise page 85 to quantify the approximate percentages of your units that are deemed regulated and "unregulated apartment homes."
Business and Properties, page 98

7. Please expand your disclosure on page 101 regarding the multifamily properties to provide material information on occupations, the 5-year annual occupancy and rental amounts, as well as depreciation and tax data. Please see Items 15(a),
(c), (e), (g) and (h)
         of Form S-11.
8. Please revise to clarify the terms you use, such as stabilized properties and "value add
         Non-OZ Investments." As another example, please explain how you differentiate between
         "higher quality affordable and workforce housing assets" and "market-rate assets."
9. We note the significant redevelopment and renovation plans for the properties. Please revise to address the anticipated impact on occupancy rates and the expected timeline from acquisition to renovation to leasing.
Avanath Investment Performance, page 115

10. We note your discussion of Avanath's Investment Performance, internal rates of return and equity multiples beginning on page 115. Please clarify the approximate percentage of
         Avanath's previous funds that focused on opportunity zones and income-restricted investments. When discussing the amount of shareholder returns, please discuss the basis for the shareholder returns and how such amount was calculated. Refer to Item 8 of
         Industry Guide 5 for guidance.
 Daryl J. Carter
FirstName LastNameDaryl J. Inc.
Aspire Real Estate Investors, Carter
Comapany2020
March 12, NameAspire Real Estate Investors, Inc.
Page 3
March 12, 2020 Page 3
FirstName LastName
Management, page 127

11. Please revise to clarify the periods during which each of Mr. Sakumoto, Mr. Wilson and
         Ms. Guccione was employed by each entity. Refer to Item 401(e) of Regulation S-K.
12. Please revise to address the specific experience, skills and attributes that led to the conclusion that a person should serve as a director. See Item 401(e) of Regulation S-K.
Incentive Fee, page 140

13. We note that your incentive fees are based on thresholds relating to shareholder returns.
         Please revise to provide an example of how the incentive fee and base management fee will be calculated. Provide quantitative disclosure here or where appropriate of the incentive and other fees paid for the previous fiscal year. Please also revise your disclosure to provide the material risks related to the fee structure.
14. Additionally, please revise Reimbursement of Expenses on page 141 or where appropriate to clarify whether reimbursements to be paid to your manager will cover salaries or benefits to be paid to personnel who serve as your executive officers. Material U.S. Federal Income Tax Consequences, page 168

15. Investors are entitled to rely upon your disclosure regarding material tax consequences;
         therefore, please remove any disclaimers regarding your tax disclosure, such as in the final paragraph on page 168 that the statements should not be construed as tax advice and on page 190 that the section is for general information only, that in any way state or imply that investors are not entitled to rely on the tax opinion. Refer to
Section III.D.1 of Staff
         Legal Bulletin No. 19.
Financial Statements, page F-1

16.      Please update the predecessor financial statements in accordance with
Article 8 of
         Regulation S-X.
Undertakings, page II-4

17.      Please provide the undertakings as required by Item 512(a)(5)(ii) and
Item 512(a)(6) of
         Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
         430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 Daryl J. Carter
Aspire Real Estate Investors, Inc.
March 12, 2020
Page 4

time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameDaryl J. Carter
                                                             Division of
Corporation Finance
Comapany NameAspire Real Estate Investors, Inc.
                                                             Office of Real
Estate & Construction
March 12, 2020 Page 4
cc:       Daniel M. LeBay, Esq.
FirstName LastName